Shareholder Rebuttal to IDEX Corporation’s Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: IDEX Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The NorthStar proposal asks that the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published within one year from the annual meeting, analyzing whether IDEX Corporation’s hiring practices related to people with arrest or incarceration records are aligned with its diversity commitments, and any reputational or legal risk due to potential discrimination (including racial discrimination) claims.

Dear IDEX Corporation Shareholders:

NorthStar Asset Management asks you to vote “FOR” stockholder proposal #5, requesting that IDEX Corporation (“IDEX” or the “Company”) report to shareholders on its hiring practices as they relate to formerly incarcerated people, at the IDEX Annual Meeting of Stockholders on May 7th, 2024.

IDEX has made important statements on discrimination and inclusion, and within their opposition statement claims to have hired applicants with conviction records. However, in Proponent’s assessment of the company’s current disclosures, the company neglects important opportunities to expand the population of qualifying employees.

IDEX has an opportunity to maximize its workforce and DEI (diversity, equity, and inclusion) initiatives by purposely creating employment opportunities for this underserved population -- helping jobseekers to pursue economic mobility and, in turn, improve retention and productivity rates at the Company while managing related risks. Fair chance employment also provides IDEX access to an untapped labor pool in a tight labor market, with an eager candidate pool that can thrive with the right resources. Therefore, Fair Chance employment has the potential to benefit the Company as well as local communities and the overall economy.

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To reduce risk and promote long-term shareholder value, the Proponent believes that IDEX would be well-served by addressing issues in the Proposal regarding Fair Chance employment.

An Explanation of Fair Chance Hiring Contrasted with IDEX Policies

Fair Chance employment is the intentional recruitment of people with arrest or incarceration records. Fair Chance employment practices are proactive steps to overcome bias, discrimination, and unintentional hurdles, undertaking training and trust building with hires to maximize productivity and manage risk.

While IDEX has taken first steps such as eliminating broad exclusions for certain categories of convictions, and delaying background checks until after conditional offers are made, Fair Chance employment describes a constellation of additional practices based to enable jobseekers with criminal records to be actively recruited and supported. Fair chance employment practices can include creating internships for formerly incarcerated people, partnering with local reentry organizations, internal workshops aimed at reducing stigma towards people with criminal records, direct-hire opportunities for in-prison or post-incarceration training programs, or considering other ways to find, recruit, and train qualified people with arrest or incarceration. The Company also does not disclose the percentage of employees who are formerly incarcerated as compared to the employee population as a whole. Without tracking the portion of fair chance hires in the employee population as a whole, the Company and its shareholders are unable to ascertain if tenure or upward mobility differs between employees with versus without criminal records.

Detailed Rationale

IDEX will need to find skilled manufacturing employees in an increasingly competitive market

•	IDEX is a leading global applied solutions manufacturer, with a growing number of employees.
•	An estimated 2.1 million manufacturing jobs will be unfilled by 2030 because of a skilled labor deficit, equating to losses of $1 trillion.[1]
•	Most manufacturers, 77%, have indicated anticipated difficulties in attracting and recruiting workers in 2021 and beyond.[1] Peers, such as Eaton and Xylem, have already embraced fair chance hiring to address the skills shortage. In fact, Eaton’s CEO is a co-founder of Second Chance Business Coalition, which advocates for expanded fair chance hiring to expand the talent pool and provide economic advancement to people with criminal records.[2]

Fair chance hiring will support IDEX’s written diversity commitment

•	IDEX Corporation’s “Diversity, Equity, & Inclusion” website highlights DEI as not just a company goal but a key ethos of the founding of the original company name where IDEX stands for Innovation, Diversity, and Excellence. IDEX states that a diverse and inclusive workforce leads to diversity of thought, which drives innovation and success.[3]

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1 https://nam.org/2-1-million-manufacturing-jobs-could-go-unfilled-by-2030-13743/?stream=workforce

2 https://secondchancebusinesscoalition.org/press-releases/major-u-s-employers-commit-to-advancing-second-chance-employment

3 https://www.idexcorp.com/about-idex/diversity-equity-inclusion/

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•	IDEX responded to our proposal stating “the percentage of racial/ethnic minority senior leaders in the U.S. increased to 22%” in 2023 compared to 21% in 2022 and “the number of racial/ethnic minority people managers in the U.S. increased to 20%” in 2023 compared to 19% in 2022. Despite this, the percentage of racial/ethnic minority individual contributors in the U.S. was unchanged at 31% from 2022 to 2023.[4] In the proponent’s opinion, this suggests that current diversity efforts are inadequate.
•	The proportion of diverse employees at IDEX is significantly lower than the general U.S. population, as close to 40% of the US population is racially or ethnically diverse, while IDEX’s EEO-1 reports only 29.4% of the US workforce in 2022 were considered diverse.[5]
•	Specific to the justice system and FCE, Black Americans make up 14% of the US population[6], but 39% of the incarcerated population.[7] Hispanic people make up 19% of the US population[6], but 29% of the prison population.[8] Fair chance hiring helps companies increase their racial and ethnic diversity because Black and Hispanic people make up a disproportionate percentage of the incarcerated population.

Because of undue barriers to employment, formerly incarcerated people make up a disproportionate percentage of the employable population despite seeking out work

•	Over 70 million Americans have a criminal record[9] and by age 35, about half of men actively seeking out employment have a record.[10]
•	Due to the thousands of federal, state and local legal barriers people face once out of prison, upwards of 75% are unemployed one year after release.[9]
•	In 2018, a national study of formerly incarcerated people, revealed that Black women faced the highest total rate of unemployment at 43.6%, compared to 35.2% for Black men, 23.2% for white women, and 18.4% for white men. The unemployment rate for the general population was between 4.3% (white men and women) and 7.7% (Black women).[11]
•	This is particularly unjust given 81% of business leaders and 85% of HR professionals believe formerly incarcerated people perform their jobs as well as or better than those without criminal records.[12]

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4 https://www.idexcorp.com/wp-content/uploads/2024/03/IDEX-Corporation-2024-Sustainability-Disclosures-FINAL-3.21.24.pdf

5 https://investors.idexcorp.com/static-files/b14d72ee-eb9a-4b14-927c-b3172a97d631

6 https://www.census.gov/quickfacts/fact/table/US/PST045223

7 https://www.bop.gov/about/statistics/statistics_inmate_race.jsp

8 https://www.bop.gov/about/statistics/statistics_inmate_ethnicity.jsp

9 https://www.whitehouse.gov/briefing-room/presidential-actions/2022/03/31/a-proclamation-on-second-chance-month-2022/

10 https://www.rand.org/pubs/research_briefs/RBA2968-1.html

11 https://www.prisonpolicy.org/reports/outofwork.html

12 https://www.gettingtalentbacktowork.org/wp-content/uploads/2021/05/2021-GTBTW_Report.pdf

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Resources from public and private entities exist to offer further support to fair chance employers and fair chance hires

•	Two main misconceptions that hold employers back from implementing robust fair chance hiring practices are that fair chance hiring is too expensive and/or risky, and that their company lacks the capacity to adequately support unique needs of fair chance hires.[13]
•	However, a 2021 study conducted by the University of Chicago revealed 81% of HR professionals and 74% of business leaders say fair chance hires cost the same or less than non-fair chance hires.[11]

•	There are also multiple federal incentive programs in place to increase fair chance hiring, such as the Work Opportunity Tax Credit[14] that provides tax credits for employees released from prison within the last year and the Federal Bonding Program[15] through the US Department of Labor which protects employers against losses caused by employees at no cost. Additionally, many private, community-based organizations exist that provide skills training, transportation, and other necessities that enable an easier transition.

Recommend the vote ‘YES’

Shareholders, we urge you to vote “FOR” stockholder proposal #5, as fair chance hiring will help mitigate the risks of a growing manufacturing skills shortage, increase diverse representation in IDEX Corporation’s workforce, and provide employment opportunities to nearly one in three Americans who face barriers after leaving the justice system.

Please direct proposal-specific questions to activism@northstarasset.com.

Date: April 4, 2024

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on stockholder proposal #5 (the Stockholder Proposal) following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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13 https://www.bcg.com/publications/2023/implementing-fair-chance-hiring

14 https://www.dol.gov/agencies/eta/wotc

15 https://bonds4jobs.com/about-us

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